

December 27, 2010

Joseph M. Redling, Chief Executive Officer
Nutrisystem Inc.
300 Welsh Road Building 1
Suite 100
Horsham, PA 19044

> **Re: Nutrisystem, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 5, 2010**
> **File No. 000-28551**

Dear Mr. Redling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Legal Proceedings, page 20

1. For each of the proceedings in this section, please specify and quantify the relief sought. See Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or

result in your liquidity decreasing or increasing in any material way. For example, we note your statement that 2009 proved to be very challenging from an economic perspective and pressured revenue growth. This would appear to be an economic trend that has impacted your business, if so, it would appropriate for you to expand your analysis to explain how economic conditions pressured revenue growth and whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Controls and Procedures, page 37

3. Please disclose changes in internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

Exhibit 31.1 and 31.2

4. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your paragraph 4.d.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 12

5. Please describe in greater detail how the amount of equity compensation was determined for each executive officer. For example, you state on page 13 that the compensation committee considered the executives' past and potential contributions to the success of the company, with describing the elements of individual performance and/or contribution that were taken into account.

6. We note that your Chief Executive Officer plays a significant role in the compensation-setting process. Please disclose whether the compensation committee approved his recommendations for bonus and equity awards for 2009, or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

7. We note your disclosure that cash and all stock based compensation is "determined through processes designed by our Chief Executive Officer." In this regard, you mention each element of compensation paid to named executive officers, however, it does not appear that you explain how you calculate the amount you pay under each element. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation, including a quantitative discussion of the terms of the necessary targets and actual amounts achieved for your named executive officers to earn their cash bonuses and stock awards and the formula used. See Item 402(b)(1)(v) of Regulation S-K.

8. We note that you have not included any disclosure in response to Item 402(s) of regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Related Transactions, page 34

9. Please provide the disclosure required by Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director